

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2022

Tim Mayleben
Chief Executive Officer
Landos Biopharma, Inc.
1800 Kraft Drive, Suite 216
Blacksburg, Virginia 24060

      Re: Landos Biopharma, Inc.
          Registration Statement on Form S-3
          Filed March 24, 2022
          File No. 333-263836

Dear Mr. Mayleben:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Eric Blanchard